                            Exhibit 99.1 - Addendum

Filer: Dogwood Holding Corp.
Issuer & Ticker Symbol: Clinical Data, Inc. (CLDA)
Date of Event Requiring Statement: March 25, 2011

On February 22, 2011, Forest entered into an Agreement and Plan of Merger (the
"Merger Agreement"), with Clinical Data, FL Holding and Magnolia. In connection with the Merger Agreement, FL Holding and Magnolia also entered into the
Securityholder Tender and Support Agreement, dated as of February 22, 2011 (the
"Support Agreement") with the stockholders listed on the signature pages thereto
(collectively, the "Supporting Stockholders").

Pursuant to the terms and subject to the conditions of the Merger Agreement,
Magnolia has commenced a tender offer (the "Offer") to acquire (i) all of the outstanding shares of common stock, $0.01 par value per share, of Clinical Data
("Common Stock") for (A) $30.00 per share of Common Stock (the "Upfront
Payment"), net to the holder thereof in cash and less any withholding taxes, and
(B) a non-transferable contractual right to receive one or more contingent payments, of up to $6.00 per share of Common Stock in total, upon the achievement of certain milestones (the "Contingent Consideration"), pursuant to the terms and subject to the conditions of the Contingent Value Right Agreement
(as defined in the Merger Agreement), (ii) all of the outstanding warrants to purchase shares of Common Stock that have exercise prices of $36.00 per share of
Common Stock or less ("Clinical Data Warrants") for the consideration set forth in the Merger Agreement, and (iii) all of the outstanding convertible promissory notes ("Clinical Data Notes") issued by Clinical Data on February 25, 2009 in the aggregate principal amount of $50,000,000, for the consideration set forth in the Merger Agreement. Pursuant to the Support Agreement, the Supporting
Stockholders have agreed to tender, and not withdraw, all outstanding shares of
Common Stock beneficially owned by them, or acquired by them after such date, and all Clinical Data Warrants and Clinical Data Notes beneficially owned by them (collectively, "Subject Securities") in the Offer no later than seven (7)
business days after receipt by such Supporting Stockholder of all documents or instruments required to be delivered pursuant to the terms of the Offer. As soon as practicable after the consummation of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement,
Magnolia will merge with and into Clinical Data (the "Merger") and Clinical Data will become a direct wholly owned subsidiary of Dogwood and an indirect wholly owned subsidiary of FL Holding and Forest. The Support Agreement also provides that the Supporting Stockholders, if their Subject Securities have not been previously accepted for payment pursuant to the Offer, will, at any meeting of
Clinical Data's stockholders (or in connection with any written consent of such stockholders), vote or cause to be voted any outstanding shares of Common Stock owned by them (i) in favor of (A) the adoption of the Merger Agreement, and (B)
without limiting the preceding clause (A), the approval of any proposal to adjourn or postpone such stockholders' meeting to a later date if there are not sufficient votes for adoption of the Merger Agreement on the date on which such stockholders' meeting is held, and (ii) against any action or agreement that would reasonably be expected to materially impede, hinder, interfere with, prevent, delay or adversely affect the consummation of the transactions contemplated by the Merger Agreement, including any agreement or arrangement related to an acquisition proposal by a third party, as described in the Merger
Agreement (an "Acquisition Proposal"). In furtherance of the Supporting
Stockholders' covenants under the Support Agreement, the Supporting Stockholders agreed to appoint FL Holding as their attorney-in-fact and proxy to attend all meetings of Clinical Data's stockholders, and to vote such outstanding shares of
Common Stock owned by them in favor of adoption of the Merger Agreement and approval of the Merger and against the actions described in clause (ii) of the immediately preceding sentence (or grant or withhold a written consent in connection therewith).

As of March 25, 2011, the Supporting Stockholders beneficially owned 11,271,500 outstanding shares of Common Stock, representing approximately 36.41% of all shares of Common Stock outstanding as of February 17, 2011, and beneficially owned Clinical Data Warrants exercisable for 3,824,011 shares of Common Stock and Clinical Data Notes convertible into 6,110,599 shares of Common Stock. By virtue of the Support Agreement, the Forest Entities may be deemed to possess
(i) shared voting power over, and therefore beneficially own for purposes of
Rule 13d-3, the 11,271,500 shares of Common Stock that are currently subject to the Support Agreement; and (ii) shared dispositive power over, and therefore beneficially own for purposes of Rule 13d-3, 21,206,110 shares of Common Stock consisting of (x) 11,271,500 shares of Common Stock that are currently subject to the Support Agreement; plus (y) 3,824,011 shares of Common Stock underlying the Clinical Data Warrants that are subject to the Support Agreement; and plus
(z) 6,110,599 shares of Common Stock underlying Clinical Data Notes that are subject to the Support Agreement. Consequently, for purposes of Rule 16a-1, the
Forest Entities may be deemed to be ten percent owners. However, none of the
Forest Entities have any pecuniary interest in the Subject Securities and therefore, in accordance with Rule 16a-2, they are not deemed to beneficially own any of the Subject Securities.

The description contained in this Form 3 of the transactions contemplated by the
Merger Agreement and the Support Agreement is qualified in its entirety by reference to the full texts of these agreements, the terms of each of which are incorporated herein by reference to Exhibits 2.1 and 99.1 of the Current Report on Form 8-K filed by Forest on February 25, 2011.